# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Assembly Biosciences, Inc., CIK 0001426800
CUSIP: 045396108
Title of class of securities: Common Stock, par value $0.001
Address of issuer's principal executive offices: Two Tower Place, 7th Floor, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 12/19/2024
Amends the filing with accession number 0000904454-23-000577
Filed by CIK 0000882095
Persons authorized to receive notices and communications: Gilead Sciences, Inc., 333 Lakeside Drive, Foster City, California (CA), 94404, 650-574-3000

## Reporting persons
- Gilead Sciences, Inc. (CIK 0000882095): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 2,209,471; shared voting power 0; sole dispositive power 2,209,471; shared dispositive power 0; aggregate amount beneficially owned 2,209,471 (29.9% of the class)
  Comment: Comment relating to row 13: Based upon 7,389,535 shares of common stock of the Issuer issued and outstanding, which 7,389,535 shares is equal to the sum of (i) 6,449,036 shares of common stock of the Issuer issued and outstanding as of December 18, 2024, as represented by the Issuer to Gilead Sciences, Inc. on December 18, 2024, plus (ii) 940,499 shares of common stock issued by the Issuer to Gilead Sciences, Inc. on December 19, 2024.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001
Name of issuer: Assembly Biosciences, Inc.
Address of issuer's principal executive offices: Two Tower Place, 7th Floor, South San Francisco, California (CA), 94080
Comment: This Amendment No. 2 ("Amendment No. 2") amends and supplements the Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission (the "SEC") on October 25, 2023, as amended by Amendment No. 1 filed with the SEC on June 20, 2024 ("Amendment No. 1", and such Schedule 13D as amended by Amendment No. 1, the "Schedule 13D"), which relates to the common stock, par value $0.001 per share (the "Common Stock"), of Assembly Biosciences, Inc., a Delaware corporation (the "Issuer"). Unless otherwise indicated, all capitalized terms used herein shall have the meanings set forth in the Schedule 13D and, unless amended hereby, all information previously filed remains in effect.

## Item 2. Identity and Background
Present principal occupation or employment: Item 2(c) is amended to replace each reference to "Schedule I" with "Exhibit 99".
Criminal convictions in the last five years: Item 2(d) is amended to replace the reference to "Schedule I" with "Exhibit 99".
Civil proceedings (securities laws) in the last five years: Item 2(e) is amended to replace the reference to "Schedule I" with "Exhibit 99".
Citizenship: Item 2(f) is amended to replace each reference to "Schedule I" with "Exhibit 99".

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is amended to add the following paragraph immediately following the last paragraph:

On December 19, 2024, Gilead purchased 940,499 shares of Common Stock from the Issuer at a purchase price of $21.37 per share, pursuant to the Purchase Agreement. The total consideration for such purchase was approximately $20.1 million, and such consideration was obtained from the available cash resources of Gilead.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is amended to add the following immediately following the last paragraph:

On December 19, 2024, Gilead purchased 940,499 shares of Common Stock from the Issuer at a purchase price of $21.37 per share, pursuant to Gilead's option to purchase additional shares of Common Stock from the Issuer in an amount that results in Gilead owning 29.9% of the Issuer's then outstanding voting capital stock, as set forth in the Purchase Agreement.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Number of shares beneficially owned: Gilead Sciences, Inc. - 2,209,471 Shares
Percent of class: Gilead Sciences, Inc. - 29.9%
The percentage ownership was calculated based upon 7,389,535 shares of common stock of the Issuer issued and outstanding, which 7,389,535 shares is equal to the sum of (i) 6,449,036 shares of common stock of the Issuer issued and outstanding as of December 18, 2024, as represented by the Issuer to Gilead on December 18, 2024, plus (ii) 940,499 shares of common stock issued by the Issuer to Gilead on December 19, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose:
(i) Sole power to vote or to direct the vote: Gilead Sciences, Inc. - 2,209,471 shares
(ii) Shared power to vote or to direct the vote: Gilead Sciences, Inc. - 0 shares
(iii) Sole power to dispose or to direct the disposition of: Gilead Sciences, Inc. - 2,209,471 shares
(iv) Shared power to dispose or to direct the disposition of: Gilead Sciences, Inc. - 0 shares

To the best knowledge of the Reporting Person, none of the individuals listed on Exhibit 99 beneficially owns any of the Issuer's Common Stock.

The Reporting Person beneficially owns a warrant to purchase 179,500 shares of Common Stock (the "Warrant") that was acquired from the Issuer on June 17, 2024. The Warrant held by the Reporting Person is subject to a limitation pursuant to which the Reporting Persons may not exercise the Warrant if such exercise would cause the Reporting Person to beneficially own Common Stock in an amount exceeding the "Beneficial Ownership Limitation" (as defined in the Warrant) then in effect. The Beneficial Ownership Limitation is subject to adjustment upon 61 days' notice by the holder of the Warrant to the Issuer and, as of the date of this Amendment No. 2, was 19.99% of the number of shares of Common Stock outstanding. As a result, none of the 179,500 shares of Common Stock underlying the Warrant are deemed to be beneficially owned by the Reporting Persons.
Transactions in the class effected during the past sixty days: Except as reported in this Amendment No. 2, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the individuals listed on Exhibit 99 have effected any transactions in the Common Stock during the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as disclosed in Items 3 and 4 of this Amendment No. 2, there are no contracts, arrangements, understandings or relationships (legal or otherwise) to which the Reporting Person is a party with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99 - List of Executive Officers and Directors of Gilead Sciences, Inc.

## Signatures
- Gilead Sciences, Inc.: /s/ Andrew D. Dickinson, Andrew D. Dickinson, Chief Financial Officer (12/23/2024)